SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F     X          Form 40-F  _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  April 21, 2009

By: /s/ Victor DiTommaso

Victor DiTommaso, Chief Financial Officer

Intertape Polymer Group Inc.

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008
	$	$	$	$
Sales	139,068	153,142	201,978	197,534
Cost of sales	124,252	158,620	172,772	171,184
Gross profit (loss)	14,816	(5,478)	29,206	26,350

Selling, general and administrative expenses	15,416	15,874	17,490	17,196
Stock-based compensation expense	258	170	348	329
Research and development expenses	1,373	1,307	1,334	1,528
Financial expenses
Interest	4,085	3,812	4,230	4,339
Other	494	1,948	806	(681)
Refinancing expense
Manufacturing facility closures, restructuring, strategic alternatives and other charges
Impairment of goodwill		66,726
	21,626	89,837	24,208	22,711

Earnings (loss) before income taxes (recovery)	(6,810)	(95,315)	4,998	3,639
Income taxes (recovery)	(158)	4,478	779	(999)
Net earnings (loss)	(6,652)	(99,793)	4,219	4,638

Earnings (loss) per share
Basic	(0.11)	(1.69)	0.07	0.08
Diluted	(0.11)	(1.69)	0.07	0.08

Weighted average number of common shares outstanding
Basic	58,951,050	58,956,348	58,956,024	58,956,350
Diluted	58,951,050	58,956,348	58,956,024	58,956,350

	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007
	$	$	$	$
Sales	184,501	191,453	201,875	187,109
Cost of sales	156,324	163,010	170,686	158,279
Gross profit (loss)	28,177	28,443	31,189	28,830

Selling, general and administrative expenses	17,629	18,664	17,508	16,676
Stock-based compensation expense	421	289	504	533
Research and development expenses	1,441	947	1,002	1,161
Financial expenses
Interest	5,984	5,706	8,561	6,453
Other	(648)	205	(316)	(98)
Refinancing expense	6,031
Manufacturing facility closures, restructuring, strategic alternatives and other charges			1,330	4,415
Impairment of goodwill
	30,858	25,811	28,589	29,140

Earnings (loss) before income taxes (recovery)	(2,681)	2,632	2,600	(310)
Income taxes (recovery)	(818)	3,349	1,628	7,768
Net earnings (loss)	(1,863)	(717)	972	(8,078)

Earnings (loss) per share
Basic	(0.03)	(0.01)	0.02	(0.20)
Diluted	(0.03)	(0.01)	0.02	(0.20)

Weighted average number of common shares outstanding
Basic	58,956,348	58,185,756	40,986,940	40,986,940
Diluted	58,956,348	58,185,756	40,986,940	40,986,940

April 21, 2009

This Management’s Discussion and Analysis (“MD&A”) supplements the interim consolidated financial statements and notes thereto for the three months ended March 31, 2009 and 2008. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in US dollars.

OVERVIEW

Intertape Polymer Group Inc. (the “Company” or “IPG”) reported improved financial results for the first quarter of 2009 compared to the fourth quarter of 2008.  Sequential gross profits improved by $20.3 million, primarily due to the fact that most of the $16.6 million in gross margin compression reported for the fourth quarter of 2008 did not repeat in the first quarter of 2009.  Contributing to the gross profit improvement was the realization of cost reductions resulting from actions taken by the Company during the fourth quarter of 2008 and the first quarter of 2009.

The net loss for the three months ended March 31, 2009 was $0.11 per share, both basic and diluted, as compared to a loss of $1.69 per share, both basic and diluted, for the fourth quarter of 2008 and a loss of $0.03 per share, both basic and diluted, for the first quarter of 2008.

Adjusted net earnings, defined by the Company as net loss excluding refinancing expense, impairment of property, plant and equipment, impairment of goodwill and unprecedented gross profit margin compression was $0.11 per share, both basic and diluted, for the first quarter of 2009, as compared to a loss of $0.27 per share both basic and diluted, for the fourth quarter of 2008 and adjusted net earnings of $0.03 per share, both basic and diluted, for the first quarter of 2008.  Adjusted net earnings is a non-GAAP financial measure that the Company is including because management believes that it provides a better comparison of results for the periods presented as it does not take into account refinancing expense, ,impairment of property, plant and equipment, impairment of goodwill and unprecedented gross profit margin compression in each period.  Adjusted net earnings does not have any standard meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers.  A reconciliation of the Company’s adjusted net earnings to GAAP net loss is included herein.

LIQUIDITY

The Company has a $200.0 million asset based loan (“ABL”), entered into with a syndicate of financial institutions. The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and machinery and equipment. The ABL is priced at libor plus a loan margin determined from a pricing grid. The loan margin declines as unused availability increases. The pricing grid ranges from 1.50% to 2.25%. Unencumbered real estate is subject to a negative pledge in favour of the ABL lenders. However, the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge of the ABL lenders subordinated to up to $35.0 million of real estate mortgage financing. As at March 31, 2009, the Company had secured real estate mortgage financing of $1.8 million, leaving the Company the ability to obtain an additional $33.2 million of real estate mortgage financing.

The Company has no significant debt maturities until March 2013, when the ABL matures. The Company’s $125.0 million Senior Subordinated Notes mature in August 2014.

The Company relies upon the funds generated from its operations and funds available to it under its ABL to meet working capital requirements and anticipated obligations under its ABL and the Senior Subordinated Notes and to finance capital expenditures for the foreseeable future. As at March 31, 2009, the Company had cash on hand and unused availability under its ABL totaling $38.5 million.

The ABL has one financial covenant, a fixed charge ratio, the target for which is 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL agreement) less capital expenditures and pension plan payments in excess of pension plan expense to the aggregate of debt service requirements and the amortization of the value of certain manufacturing equipment included in the borrowing base. The financial covenant becomes effective only when unused availability drops below $25.0 million. While the Company did not meet the ratio as at March 31, 2009, this covenant was not in effect as unused availability was in excess of $25.0 million and measured at $32.5 million. To date in the second quarter of 2009, the Company has maintained availability in excess of $25.0 million. It is the Company’s intention to remain above the $25.0 million threshold of unused availability during 2009.

RESULTS OF OPERATIONS

SALES

The Company’s sales in the first quarter of 2009 decreased 9.2% compared to sales in the fourth quarter of 2008 including a sales volume decline (units) of 4.3%.  The volume decline was due to sales seasonality within the Engineered Coated Products Division (“ECP Division”) and continued weakness in the residential construction market.  The Tapes and Films Division (“T&F Division”) sales volume in the first quarter of 2009 was essentially unchanged compared to the fourth quarter of 2008. The Company does believe, that by the end of the first quarter of 2009, inventory destocking by the customer base within the T&F Division had, for the most part, ended. The Company’s selling prices during the first quarter of 2009 decreased 4.9% compared to the selling prices of the fourth quarter of 2008.

Sales for the first quarter of 2009 were approximately $139.1 million, a decrease of 24.6% from sales of $184.5 million in the first quarter of 2008.  The decrease was due to lower sales volume in the first quarter of 2009 of approximately 20.3% compared to the first quarter of 2008.  The sales volume decline is attributable to the global economic downturn that began in the fourth quarter of 2008 and continues to influence the Company’s operations in the first quarter of 2009.  Selling prices declined 4.3% from the levels of the first quarter of 2008 due to lower costs for key raw materials, particularly resin-based raw materials.

GROSS PROFIT AND GROSS MARGIN

Gross profit for the first quarter of 2009 totaled $14.8 million at a gross margin of 10.7%, as compared to negative gross profit of $5.5 million for the fourth quarter of 2008 at a negative gross margin of 3.6%.  The gross profit improvement of $20.3 million for the first quarter of 2009 compared to the fourth quarter of 2008 was primarily the result of eliminating substantially all of the gross margin compression totaling $16.6 million in the fourth quarter. The balance of the gross profit improvement for the first quarter was the result of cost reduction initiatives by the Company.

Gross profit for the first quarter of 2009 totaled $14.8 million at a gross margin of 10.7%, as compared to gross profit of $28.2 million for the first quarter of 2008 at a gross margin of 15.3%.  The decline in gross profits and the decline in gross margins in 2009 compared to 2008 was the result of the decrease in sales volumes and a $5.3 million increase in unabsorbed fixed manufacturing overhead costs on a year over year basis.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses (“SG&A”) totaled $15.4 million for the first quarter of 2009 (11.1% of sales), compared to $17.6 million for the first quarter of 2008 (9.6% of sales).   The SG&A of $15.4 million for the first quarter of 2009 represents a decrease of $0.5 million from the expense level for the fourth quarter of 2008 and a $2.2 million decrease from the expense level for the first quarter of 2008.   The first quarter 2009 expense decreases in comparison with both periods in 2008 are primarily attributable to lower professional fees and reduced staffing costs.

STOCK-BASED COMPENSATION EXPENSE

Stock-based compensation expense for the first quarter of 2009 was $0.3 million compared to $0.4 million in the first quarter of 2008.

OPERATING PROFIT

Operating profit is a non-GAAP financial measure that the Company is including as management uses operating profit to measure and evaluate the profit contributions of the Company’s product offerings as well as the contribution by channel of distribution.

Operating profit does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. Presented below is a table reconciling this non-GAAP financial measure with the most comparable GAAP measurement. The reader is encouraged to review this reconciliation. Operating profit is defined by the Company as gross profit less SG&A expenses and stock-based compensation expense.

Operating Profit (Loss) Reconciliation (in millions of US dollars)
(Unaudited)
For the three months ended March 31,	2009	2008
	$	$
Gross Profit	14.8	28.2
Less: SG&A expenses	15.4	17.6
Less: Stock-based compensation expense	0.3	0.4
Operating Profit (Loss)	(0.9)	10.2

Operating profit was a loss of $0.9 million for the first quarter of 2009, compared to operating profit of $10.2 million for the first quarter of 2008. The decrease was attributable to lower gross profits resulting from lower sales and an increase in unabsorbed fixed manufacturing overhead costs.  The lower gross profits were partially mitigated by reduced SG&A expense in the first quarter of 2009.

FINANCIAL EXPENSES

Financial expenses for the first quarter of 2009 totaled $4.6 million, a 59.8% decrease from the first quarter of 2008 expense of $11.4 million.  The decrease is primarily due to lower interest expense in the first quarter of 2009.  Interest expense in the first quarter of 2009 was $1.9 million less than in the first quarter of 2008 due to the lower loan margin on the Company’s ABL compared to the loan margin on the Senior Secured Credit Facility (the “Facility”) as well as lower libor rates. Other financial expenses increased in the first quarter of 2009 compared to the first quarter of 2008, primarily due to a swing from a foreign exchange gain of $0.3 million to a foreign exchange loss of $0.2 million.

Included in the first quarter of 2008 is $6.0 million of refinancing expense related to the refinancing of the Company’s Facility with the five-year $200.0 million ABL.  The refinancing expense includes a $2.9 million loss on settlement of two interest rate swap agreements.  This loss was reclassified from other comprehensive income as a result of the discontinuance of the cash flow hedge since the debt being hedged was refinanced and the hedging relationship was thereby terminated.  Also included in the refinancing expense is $3.1 million of accelerated amortization of debt issue expense incurred in connection with the issuance and subsequent amendments of the Facility.

EBITDA

A reconciliation of the Company’s EBITDA a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization; (iii) refinancing expense, net of amortization; (iv) amortization of other intangibles and capitalized software costs; and (v) depreciation. Other companies in our industry may calculate EBITDA differently than we do.

EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to cash flow from operating activities or as an alternative to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because management believes it permits investors to make a more meaningful comparison of the Company’s performance between the periods presented. In addition, EBITDA is used by management and the Company’s lenders in evaluating the Company’s performance.

EBITDA Reconciliation to Net Earnings (Loss) ( in millions of US dollars)
(Unaudited)
For the three months ended March 31,	2009	2008
	$	$
Net loss – as reported	(6.7)	(1.9)
Add back (deduct): Financial expenses, net of amortization	4.4	4.9
Refinancing expense, net of amortization		2.9
Income taxes recovery	(0.2)	(0.8)
Depreciation and amortization	9.2	12.4
EBITDA	6.7	17.5

INCOME TAXES

The Company is subject to income taxation in multiple tax jurisdictions around the world. As a result, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective income tax rate is also impacted by tax planning strategies that the Company implements.  The Company estimates its annual effective income tax rate and utilizes that rate in its interim consolidated financial statements.  The effective tax rate for the first quarter of 2009 was 2.3% compared to 30.5% in the first quarter of 2008.

NET EARNINGS

Net loss for the first quarter of 2009 was $6.7 million or $0.11 per share, both basic and diluted, compared to a net loss of $1.9 million or $0.03 per share, both basic and diluted, for the first quarter of 2008.

Excluding refinancing expense, adjusted net earnings for the three months ended March 31, 2008 was $1.9 million or $0.03 per share both basic and diluted. Adjusted net earnings is a non-GAAP financial measure that the Company is including because management believes that it provides a better comparison of results for the periods presented, as it does not take into account non-recurring items in each period. Adjusted net earnings does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore, unlikely to be comparable to similar measures presented by other issuers. A reconciliation of the Company’s adjusted net earnings is set out in the following table:

Reconciliation of Net Earnings (Loss) to Adjusted Net Earnings (Loss) (in millions of US dollars)
(Unaudited)
For the three months ended March 31,	2009	2008
	$	$
Net loss – as reported	(6.7)	(1.9)
Add back (net of tax): Refinancing expense		3.8
Adjusted Net Earnings	(6.7)	1.9
Loss per share:
Basic – as reported	(0.11)	(0.03)
Basic – adjusted	(0.11)	0.03
Diluted – as reported	(0.11)	(0.03)
Diluted – adjusted	(0.11)	0.03

RESULTS OF OPERATIONS-TAPES AND FILMS DIVISION

Sales for the T&F Division for the first quarter of 2009 totalled $115.4 million, representing a 22.4% decrease compared to $148.7 million for the first quarter of 2008.  Sales volume (units) decreased 18.0% for the first quarter of 2009 compared to the first quarter of 2008.  The sales volume decline is attributable to the global economic downturn that began in the fourth quarter of 2008 and continued to adversely impact the Division’s operations in the first quarter of 2009, along with inventory destocking throughout the supply chain. Selling prices for 2009 were also 4.4% lower than in the first quarter of 2008 due to the decline in cost of resin-based raw materials. Sales for the first quarter of 2009 decreased 5.9% compared to the fourth quarter of 2008. The sales decline is attributable to lower selling prices in the first quarter of 2009 compared to the fourth quarter of 2008. Sales volume (units) was essentially unchanged for the first quarter of 2009 compared to the fourth quarter of 2008. The Company believes that by the end of the first quarter of 2009, that inventory destocking by the Division’s customer base had, for the most part, ended.

Gross profits for the T&F Division for the first quarter of 2009 totalled $12.7 million at a gross margin of 11.0% compared to $23.8 million at a gross margin of 16.0% for the first quarter of 2008 and a negative $2.8 million at a negative gross margin of 2.3% for the fourth quarter of 2008.  The improvement in gross profits for the first quarter of 2009 compared to the fourth quarter of 2008 was due to the elimination, in the first quarter of 2009 of the gross margin compression that was experienced in the fourth quarter of the prior year.  The first quarter of 2009 decline in gross profits and gross margins compared to the first quarter of 2008 reflects the sales volume decline attributable to the global economic downturn and the related impact of an increase in unabsorbed fixed manufacturing overhead costs in the current year.

The T&F Division’s EBITDA for the first quarter of 2009 was $6.5 million compared to $16.1 million for the first quarter of 2008 and a negative $9.0 million for the fourth quarter of 2008.

T&F Division EBITDA Reconciliation to Net Earnings (Loss) ( in millions of US dollars)
(Unaudited)
For the three months ended	March 31, 2009	December 31, 2008	March 31, 2008
	$	$	$
Divisional earnings (loss) before income taxes (recovery)	(0.8)	(16.5)	8.7
Depreciation and amortization	7.3	7.5	7.4
EBITDA	6.5	(9.0)	16.1

RESULTS OF OPERATIONS-ECP DIVISION

Sales for the ECP Division for the first quarter of 2009 totalled $23.7 million, representing a 33.8% decrease compared to $35.8 million for the first quarter of 2008.  Sales volume (units) decreased 29.9% for the first quarter of 2009 compared to the first quarter of 2008.  The unit decline was accompanied by selling price decreases due to the decline in resin-based raw materials.  Sales for the first quarter of 2009 decreased 22.2% compared to the fourth quarter of 2008, including a sales volume decline of 20.5%. The sequential sales volume decrease for the first quarter of 2009 compared to the fourth quarter of 2008 was in part due to historical seasonality within some of the Division’s key markets. Sales demand was also influenced by the continued weakness in the residential construction market.  As a result of further declines in end-user demand for new housing construction in North America, the supply chain supporting this market is carrying significant excess inventories. Consequently, there continues to be ongoing destocking of on-hand inventories within the Division’s largest market.

Gross profits for the ECP Division for the first quarter of 2009 totalled $2.1 million at a gross margin of 8.8% compared to $4.4 million at a gross margin of 12.3% for the first quarter of 2008 and a negative $2.7 million at a negative gross margin of 8.7% for the fourth quarter of 2008.  The gross profit and gross margin improvement in the first quarter of 2009 compared to the fourth quarter of 2008 resulted from the elimination, in the first quarter of 2009, of the gross margin compression that was experienced in the fourth quarter of the prior year. Results for all periods reported reflect the continued softness in the residential construction market.

The ECP Division’s EBITDA for the first quarter of 2009 was $0.8 million compared to $2.2 million for the first quarter of 2008 and a negative $3.9 million for the fourth quarter of 2008.

ECP Division EBITDA Reconciliation to Net Earnings (Loss) ( in millions of US dollars)
(Unaudited)
For the three months ended	March 31, 2009	December 31, 2008	March 31, 2008
	$	$	$
Divisional earnings (loss) before income taxes (recovery)	(0.8)	(5.9)	0.7
Depreciation and amortization	1.6	2.0	1.5
EBITDA	0.8	(3.9)	2.2

RESULTS OF OPERATIONS-CORPORATE

The Company does not allocate manufacturing facilities closure, restructuring, strategic alternatives and other charges, as well as financial expenses, to the two Divisions.  These expenses are retained at the corporate level as are stock-based compensation expense and the cost of being a public company. The unallocated corporate expenses for the three months ended March 31, 2009 and 2008 totalled $0.7 million and $0.8 million, respectively.

OFF-BALANCE SHEET ARRANGEMENTS

The Company maintains no off-balance sheet arrangements except for the letters of credit issued and outstanding discussed in the sections entitled “Long-Term Debt and Financial Derivatives”.

RELATED PARTY TRANSACTIONS

There have been no material changes with respect to related party transactions since Management’s Discussion and Analysis for the year ended December 31, 2008.  Reference is made to the Section entitled “Related Party Transactions” in the Company’s Management Discussion and Analysis for the year ended December 31, 2008.

FINANCIAL POSITION

Trade receivables decreased $3.7 million between December 31, 2008 and March 31, 2009. The decrease was due to lower selling prices in the first quarter of 2009 compared to the fourth quarter of 2008. Inventories decreased by $13.6 million between December 31, 2008 and March 31, 2009. The decrease was due to lower raw material costs reflected in inventories at March 31, 2009 compared to the cost of materials reflected in inventories at December 31, 2008, along with a decrease in inventories on hand. Accounts payable and accrued liabilities decreased by $7.4 million between December 31, 2008 and March 31, 2009.

LIQUIDITY AND CAPITAL RESOURCES

Cash from operations before changes in non-cash working capital items was $1.4 million for the first quarter of 2009 compared to $9.5 million for the first quarter of 2008. Changes in non-cash working capital items provided $10.5 million in cash flows for the three months ended March 31, 2009 compared to using $12.3 million in cash during the same three month period in 2008.

The decrease in cash flows from operating activities before changes in non-cash working capital items in the first quarter of 2009 compared to the first quarter of 2008 is the result of lower profitability. The increase in cash flows provided by changes in non-cash working capital items in the first quarter of 2009 compared to the first quarter of 2008 was the result of lower trade receivables and inventories in the first quarter of 2009.

Cash flows used in investing activities were $5.4 million in the first quarter of 2009 and $1.2 million for the first quarter of 2008.  The increased cash used for investing activities in the first quarter of 2009 as compared to the first quarter of 2008 is due to slightly higher capital expenditures in 2009 and proceeds from the sale of assets in the first quarter of 2008.

The Company decreased total indebtedness during the three months ended March 31, 2009 by $15.5 million. The Company decreased total indebtedness during the three months ended March 31, 2008 by $0.5 million. The decrease in 2009 was primarily due to reductions in the borrowings outstanding under the ABL.

By the end of the first quarter of 2009, the Company satisfied the majority of its significant outstanding commitments for capital projects. The Company expects to satisfy the balance of these commitments in the second quarter of 2009. Once these outstanding commitments have been satisfied, the Company intends to limit its capital spending only to maintenance items until the Company realizes a substantial and enduring improvement in its operating results. The Company estimates that its maintenance capital expenditures for 2009 will be approximately $8.0 million.

LONG-TERM DEBT AND FINANCIAL DERIVATIVES

As discussed under the section “Liquidity”, the Company has a $200.0 million ABL entered into with a syndicate of financial institutions. The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and machinery and equipment. As at March 31, 2009, the Company had borrowed $100.5 million under its ABL, including $2.3 million in letters of credit. As at December 31, 2008, $118.3 million had been borrowed under the ABL, including $4.3 million in letters of credit. When combined with cash on hand, the Company had total cash and credit availability of $38.5 million as at March 31, 2009 and $50.7 million as at December 31, 2008. The decrease in total cash and credit availability between March 31, 2009 and December 31, 2008 was primarily due to the decline in availability under the ABL as at March 31, 2009 as a result of a decrease in the balance of eligible trade receivables and inventories and the significant capital expenditures in the first quarter of 2009.

CONTRACTUAL OBLIGATIONS

At March 31, 2009, there were no material changes in the contractual obligations set forth in the Company’s 2008 consolidated financial statements that were outside the ordinary course of the Company’s business.

CAPITAL STOCK

As at March 31, 2009 there were 58,951,050 common shares of the Company outstanding.

During the first quarter of 2009, no stock options were granted or exercised.

CURRENCY RISK

The Company employs significant net assets in its foreign Canadian self-sustaining operations and to a lesser degree in its foreign European self-sustaining operations. Accordingly, changes in the exchange rates between the respective functional currencies of these operations and the Company’s US dollar reporting currency will result in significant fluctuations in the net assets of these operations in US dollar terms. The effect of these fluctuations is reported in the Company’s consolidated other comprehensive income (loss) for the period. Additionally, the Company is subject to foreign exchange rates risks through transactions conducted by its Canadian, US and European operations, which are conducted in currencies other than the functional currencies of the entities earning the revenues or incurring the expenses. Changes in the exchange rates may result in decreases or increases in foreign exchange gains or losses recorded in the Company’s consolidated earnings (loss) for the period. Until recently, the Company has not used derivative financial instruments to reduce its exposure to foreign exchange rate risk, as historically these risks have not been significant. In November and December 2008, and in accordance with the Company’s foreign exchange rates risk policy, the Company executed a series of 36 monthly forward foreign exchange rates contracts (the “Contracts”) to purchase an aggregate CDN$40.0 million beginning in February 2009, at fixed foreign exchange rates ranging from CDN$1.1826 to CDN$1.2808 to the US dollar. The Contracts will mitigate foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars (the “Purchases”). The Company designated these Contracts as a cash flow hedge, effectively mitigating the cash flow risk associated with the settlement of the Purchases. As at March 31, 2009, an aggregate CDN$35.1 million remained outstanding at fixed foreign exchange rates ranging from CDN$1.1826 to CDN$1.2803. The Company settled contracts to purchase CDN$4.9 million during the first quarter of 2009 resulting in a negligible increase in cost of goods sold.

Finally, and in accordance with the Company’s foreign exchange rate risk management policy, the Company is currently reviewing the use of similar forward foreign exchange rate contracts to cover additional inventory purchases, undertaken by the Company’s US operations, for a maximum amount $CAD55.0 million. As part of this ongoing review process, the Company obtains quotes from its primary lender and performs sensitivity analysis and risk modeling for possible fluctuations to the underlying foreign exchange rates.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the recorded amount of revenues and expenses during the reporting period. On an on-going basis, management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories, pension and post-retirement benefits, stock-based compensation, income taxes, impairment of long-lived assets and goodwill based on currently available information. Actual results may differ from those estimates.

The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the year ended December 31, 2008 can be found in the Company’s 2008 consolidated financial statements and have not materially changed since that date.

CHANGE IN ACCOUNTING POLICIES

On January 1, 2009, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3064 Goodwill and Intangible Assets, and Emerging Issues Committee (“EIC”) Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.

In February 2008, the CICA published new Section 3064, “Goodwill and Intangible Assets”. This section which replaces “Goodwill and Other Intangible Assets”, Section 3062, and “Research and Development Costs”, Section 3450, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. In addition, Section 1000, “Financial Statement Concepts” was amended to clarify the criteria for recognition of an asset. Finally, once a company adopts this new section it may no longer apply the guidance in EIC Abstract No. 27, “Revenues and Expenditures during the Pre-Operating Period”. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 and the Company implemented it as of January 1, 2009. The application of this new standard did not have a material impact on the Company’s financial results.

On January 20, 2009, the EIC of the CICA approved abstract No. 173 “Credit risk and the fair value of financial assets and financial liabilities” (“EIC-173”), which clarifies that an entity’s own credit risk and the credit risk of its counterparty should be taken into account in determining the fair value of financial assets and liabilities. EIC-173 is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this abstract. The Company implemented the provisions of EIC-173 in its fair value determination of financial assets and liabilities as at March 31, 2009. The application of this new standard did not have a material impact on the Company’s financial results and position.

The Company will be adopting the following future accounting standards upon their effective dates.

In February 2008, the Canadian Accounting Standards Board (AcSB”) announced that, as at January 1, 2011, publicly-accountable enterprises are expected to adopt international reporting standards (“IFRS”).  Accordingly, the Company expects to adopt these new standards during its fiscal year beginning January 1, 2011.  The AcSB also stated that, during the transition period, enterprises will be required to provide comparative IFRS information for the previous fiscal year. The IFRS issued by the International Accounting Standards Board (“IASB”) require additional financial statement disclosures and, while the conceptual framework is similar to GAAP, enterprises will have to take account of differences in accounting principles.  The Company is currently assessing the impact of these new standards on its consolidated financial statements, however, at this time, it is not possible to reasonably determine the impact of this anticipated accounting change on the Company’s consolidated financial results and position. During the first quarter of 2009, Management continued its detailed evaluation of the process required to implement IFRS.

Section 1582, Business Combinations replaces Section 1581, Business Combinations. The Section establishes new standards for the accounting for a business combination.  The Section constitutes the GAAP equivalent to the corresponding IFRS.  This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section as of such date.  Earlier application is permitted.  The Company is currently evaluating the impact of the adoption of this new Section on the consolidated financial statements and on future business combinations.

Section 1601, Consolidated Financial Statements and Section 1602 Non-Controlling Interests together replace Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination.  These Sections constitute the GAAP equivalent to the corresponding IFRS.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt the new Section as of such date.  Earlier adoption is permitted as of the beginning of a fiscal year.  The Company is currently evaluating the impact of the adoption of these new Sections on the consolidated financial statements.

Readers should refer to Note 2 to the interim consolidated financial statement for the three months ended March 31, 2009 for more information regarding the adoption of these standards.

SUMMARY OF QUARTERLY RESULTS

A table of Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the beginning of this MD&A.

INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Executive Director and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.1 of NI 52-109 which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and its compliance with GAAP in its financial statements. The Executive Director and Chief Financial Officer of the Company have evaluated whether there were changes to the Company's internal control over financial reporting during the Company's most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. They identified one change to the Company’s internal controls during the first quarter of 2009. At December 31, 2008 a material weakness was identified with regard to the controls related to the recording of freight invoices and the related accrual and expense. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. During the first quarter of 2009, the Company remediated this deficiency through a series of reconciliation procedures and the Executive Director and the Chief Financial Officer have concluded that the material weakness in internal control over financial reporting no longer existed as at March 31, 2009 and, accordingly, the Company’s internal control over financial reporting is effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADDITIONAL INFORMATION

Additional information relating to IPG, including its Annual Information Form, is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

FORWARD-LOOKING STATEMENTS

Certain statements and information included in this quarterly report constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995.

Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, its financial condition or its results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward looking statements.  While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission (“SEC”). Except as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This quarterly report contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA and operating profit. The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, provide a meaningful presentation of the Company’s results from its core business operations, by excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations. As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

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Intertape Polymer Group Inc.

Interim Consolidated Financial Statements
March 31, 2009

Financial Statements

Consolidated Earnings

2

Consolidated Deficit

3

Consolidated Comprehensive Income (Loss)

4

Consolidated Cash Flows

5

Consolidated Balance Sheets

Notes to Consolidated Financial Statements

7 to 17

Intertape Polymer Group Inc.

Consolidated Earnings

Three months ended March 31,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	2009	2008
	$	$
Sales	139,068	184,501
Cost of sales	124,252	156,324
Gross profit	14,816	28,177

Selling, general and administrative expenses	15,416	17,629
Stock-based compensation expense	258	421
Research and development expenses	1,373	1,441
Financial expenses
Interest	4,085	5,984
Other	494	(648)
Refinancing (Note 8)		6,031
	21,626	30,858
Loss before income taxes	(6,810)	(2,681)
Income taxes recovery	(158)	(818)
Net loss	(6,652)	(1,863)

Loss per share
Basic	(0.11)	(0.03)
Diluted	(0.11)	(0.03)

The accompanying notes are an integral part of the consolidated financial statements and Note 4 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Deficit

Three months ended March 31,
(In thousands of US dollars)
(Unaudited)

	2009	2008
	$	$
Balance, beginning of period	(160,533)	(67,482)
Cumulative impact of accounting changes relating to inventories		(252)
Balance, beginning of period, as restated	(160,533)	(67,734)
Net loss	(6,652)	(1,863)
Balance, end of period	(167,185)	(69,597)

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Three months ended March 31,
(In thousands of US dollars)
(Unaudited)

	2009	2008
	$	$
Net loss	(6,652)	(1,863)

Other comprehensive loss
Change in fair value of interest rate swap agreements, designated as cash flow hedges (net of future income taxes of nil, $785 in 2008)	(839)	(1,337)
Settlement of interest rate swap agreements, recorded in the consolidated earnings (net of income taxes of $1,080)		1,840
Change in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of future income taxes of nil)	(741)
Settlement of forward foreign exchange rate contracts, recorded in the consolidated earnings (net of income taxes of nil)	54
Reduction in net investment in a foreign subsidiary	(125)
Change in accumulated currency translation adjustments	(4,474)	(4,295)
Other comprehensive loss	(6,125)	(3,792)
Comprehensive loss for the period	(12,777)	(5,655)

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Three months ended March 31,
(In thousands of US dollars)
(Unaudited)

	2009	2008
	$	$
OPERATING ACTIVITIES
Net loss	(6,652)	(1,863)
Non-cash items
Depreciation and amortization	9,165	9,264
Loss (gain) on disposal of property, plant and equipment	19	(163)
Write-off of debt issue expenses in connection with debt refinancing		3,111
Write-down of inventories	101
Reversal of write-down of inventories	(1,608)
Future income taxes	(167)	(1,061)
Stock-based compensation expense	258	421
Pension and post-retirement benefits funding in excess of amounts expensed	472	(199)
Unrealized foreign exchange gain	(66)
Foreign exchange gain resulting from reduction in net investment in a foreign subsidiary	(125)
Cash flows from operations before changes in non-cash working capital items	1,397	9,510
Changes in non-cash working capital items
Trade receivables	2,952	(4,381)
Other receivables	567	(1,309)
Inventories	14,111	(3,590)
Parts and supplies	(198)	(240)
Prepaid expenses	(856)	191
Accounts payable and accrued liabilities	(6,042)	(3,019)
	10,534	(12,348)
Cash flows from operating activities	11,931	(2,838)

INVESTING ACTIVITIES
Property, plant and equipment	(5,086)	(4,248)
Proceeds on disposal of property, plant and equipment		3,114
Other assets		(107)
Intangible assets	(301)
Cash flows from investing activities	(5,387)	(1,241)

FINANCING ACTIVITIES
Long-term debt		118,767
Debt issue expenses		(2,165)
Repayment of long-term debt	(15,530)	(117,124)
Cash flows from financing activities	(15,530)	(522)
Net decrease in cash	(8,986)	(4,601)
Effect of foreign currency translation adjustments	(414)	(77)
Cash, beginning of period	15,390	15,529
Cash, end of period	5,990	10,851

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at
(In thousands of US dollars)

	March 31, 2009 (Unaudited)	December 31, 2008 (Audited)
	$	$
ASSETS
Current assets
Cash	5,990	15,390
Trade receivables	71,792	75,467
Other receivables	3,475	4,093
Inventories	77,216	90,846
Parts and supplies	14,253	14,119
Prepaid expenses	3,885	3,037
Future income taxes	9,123	9,064
	185,734	212,016
Property, plant and equipment	283,012	289,763
Other assets	21,623	22,364
Intangible assets (Note 7)	3,717	3,956
Future income taxes	45,587	47,067
	539,673	575,166

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	70,815	78,249
Installments on long-term debt	507	623
	71,322	78,872
Long-term debt (Note 8)	234,992	250,802
Pension and post-retirement benefits	9,166	9,206
Derivative financial instruments	3,396	2,969
	318,876	341,849
SHAREHOLDERS’ EQUITY
Capital stock (Note 9)	348,174	348,174
Contributed surplus (Note 9)	13,381	13,124

Deficit	(167,185)	(160,533)
Accumulated other comprehensive income (Note 10)	26,427	32,552
	(140,758)	(127,981)
	220,797	233,317
	539,673	575,166

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2009
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

1

-

BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited interim consolidated financial statements, expressed in US dollars and prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), contain all adjustments necessary to present fairly Intertape Polymer Group Inc.’s (the “Company”) consolidated financial position as at March 31, 2009 as well as its consolidated results of operations and consolidated cash flows for the three months ended March 31, 2009 and 2008.

These unaudited interim consolidated financial statements and notes thereto should be read in conjunction with the Company’s 2008 annual audited consolidated financial statements.

These unaudited interim consolidated financial statements and notes thereto follow the same accounting policies as those described in the most recent annual audited consolidated financial statements except as described in Note 2. Certain amounts have been reclassified in order to conform to current year presentation.

2

-

ACCOUNTING CHANGES

Recently adopted standards

On January 1, 2009, in accordance with the applicable transitional provisions, the Company adopted the new recommendations of the following Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections:

–

Goodwill and intangible assets

Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. This Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions of this Section, relating to the definition and initial recognition of intangible assets, are equivalent to the corresponding provisions under International Financial Reporting Standards (“IFRS”). Section 1000, “Financial Statement Concepts”, was also amended to provide consistency with this new Section. The adoption of this standard had no material effect on the Company’s consolidated financial result and position. Finally, the additional disclosures required by this new Section have been included in Note 7 to these interim consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2009
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

2

-

ACCOUNTING CHANGES (Continued)

–

Credit risk and the fair value of financial assets and financial liabilities

Emerging Issues Committee of the CICA Abstract No. 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC-173”) clarifies that an entity’s own credit risk and the credit risk of its counterparty should be taken into account in determining the fair value of financial assets and liabilities. The adoption of EIC-173 did not have a material impact on the Company’s consolidated financial statements or on the fair value determination of its financial assets and liabilities, including derivative financial instruments.

Future accounting standards

–

Business combinations

Section 1582, “Business Combinations” replaces Section 1581, “Business Combinations”. The Section establishes new standards for the accounting for a business combination. This Section constitutes the GAAP equivalent to the corresponding IFRS. This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section as of such date upon its conversion to IFRS. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements and on future business combinations.

–

Consolidated financial statements

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling

Interests” together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section

1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections constitute the GAAP equivalent to the corresponding IFRS. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt this new Section as of such date upon its conversion to IFRS. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on the consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2009
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

3

-

PENSION AND POST-RETIREMENT BENEFITS

	Three months ended March 31,
	2009	2008
	$	$
Net periodic benefit cost for defined pension plans	855	476

4

-

INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	Three months ended March 31,
	2009	2008
	$	$
Interest
Interest on long-term debt	3,925	5,473
Amortization of debt issue expenses on long-term debt	269	276
Interest on credit facilities	41	244
Amortization of debt issue expenses on credit facilities		141
Interest capitalized to property, plant and equipment	(150)	(150)
	4,085	5,984

Other
Foreign exchange gain resulting from the reduction in net investment in a foreign subsidiary (1)	(125)
Foreign exchange loss (gain)	304	(326)
Interest income and other	315	(322)
	494	(648)

Refinancing
Write-off of debt issue expenses		3,111
Settlement of interest rate swap agreements		2,920
		6,031

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2009
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

4  -

 INFORMATION INCLUDED IN CONSOLIDATED EARNINGS (Continued)

	Three months ended March 31,
	2009	2008
	$	$
Depreciation of property, plant and equipment	8,705	8,822
Amortization of other deferred charges	21	25
Amortization of intangible assets	170
Loss (gain) on disposal of property, plant and equipment	19	(163)
Write-down of inventories to net realizable value	101
Reversal of write-down of inventories to net realizable value, recognized as a reduction of expenses (2)	1,608
Advisory services fees	412	450

(1)

During the three months ended March 31, 2009, the Company reclassified from consolidated accumulated other comprehensive income, a foreign exchange gain amounting to $0.1 million as a result of a partial repayment of notes previously contracted with one of the Company’s self-sustaining foreign operations (the “Subsidiary”). This repayment ultimately reduced the Company’s net investment in this Subsidiary.

(2)

Includes an amount of approximately $1.4 million representing the reversal of previously recorded write-down to net realizable value of certain raw materials to be purchased by virtue of firm purchase commitments. The Company’s management determined that circumstances, prevailing as at December 31, 2008, ceased to exist during the three months ended March 31, 2009 whereby the related finished goods inventories, in which these raw materials will be ultimately consumed in the production process, have demonstrated sufficient level of profitability to no longer warrant a write-down to their net realizable value. The improvement in profitability, in comparison to December 31, 2008, was primarily due to an improved relationship between selling prices and raw material costs.  Accordingly, and in accordance with GAAP, no write-down is required on the related raw materials if their respective cost is expected to be recovered through the sale of the related finished goods.

5

-

INCOME TAXES

The provision for income taxes recovery consists of the following:

	Three months ended March 31,
	2009	2008
	$	$
Current	9	243
Future	(167)	(1,061)
	(158)	(818)

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2009
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

5 -

 INCOME TAXES (Continued)

During the three months ended March 31, 2009, the Company recorded $1.9 million of future income tax assets. In assessing the realizability of future income tax assets, the Company’s management considers whether it is more likely than not that a portion or all of its future income tax assets will not be realized. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Accordingly, and in connection with the long-term uncertainties inherent in the worldwide credit crisis and adverse economic conditions, which commenced in the latter part of 2008 and continued to prevail in 2009, the Company recorded a $1.7 million increase to its future income tax assets’ valuation allowance. These future income tax assets are available to the Company in order to reduce taxable income in future periods.

The Company expects the future income tax assets, recorded on its consolidated balance sheet as at March 31, 2009, will be realized as a result of the reversal of existing taxable temporary differences, projection of taxable income and tax planning strategies implementation.

6

-

MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, STRATEGIC
 ALTERNATIVES AND OTHER CHARGES

During the three months ended March 31, 2009 and 2008, the Company did not incur any additional costs in connection with its manufacturing facility closures, restructuring, strategic alternatives and other charges given that the Company had substantially completed all announced activities.

During the three months ended March 31, 2009 and 2008 the Company settled previously recorded obligations relating to these activities in the amount of $0.1 million and $0.6 million respectively.

As at March 31, 2009 and December 31, 2008, the Company’s outstanding obligation in connection with its manufacturing facility closures, restructuring, strategic alternatives and other charges, included in accounts payable and accrued liabilities, on the Company’s consolidated balance sheets, amounted to approximately $0.3 million and $1.9 million, respectively.

7

-

INTANGIBLE AND OTHER ASSETS

The Company’s intangible assets were all acquired through an asset purchase and are subject to amortization as described in Notes 2 and 11 to Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2008.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2009
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

7 -

 INTANGIBLE AND OTHER ASSETS (Continued)

The Company’s intangible assets are as follows as at:

	March 31, 2009
	Cost	Accumulated Amortization	Net
	$	$	$
Distribution rights	3,048	254	2,794
Customer contracts	1,007	84	923
	4,055	338	3,717

	December 31, 2008
	Cost	Accumulated Amortization	Net
	$	$	$
Distribution rights	3,090	129	2,961
Customer contracts	1,038	43	995
	4,128	172	3,956

8

-

LONG-TERM DEBT

Refinancing

On March 27, 2008, the Company successfully refinanced its entire senior secured credit facility (the “Facility”), which included the Company’s revolving credit facility and term loan, with a five-year, $200.0 million Asset-based loan (“ABL”) entered into with a syndicate of financial institutions. The ABL is described in detail in Note 14 to the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2008.

In connection with this refinancing, the Company has reported a refinancing charge amounting to $6.0 million, comprised of $3.1 million representing the write-off of debt issue expenses incurred in connection with the issuance and subsequent amendments of the Facility and $2.9 million representing the settlement of the interest rate swap agreements, designated as cash flow hedges, on a portion of the term loan.

Finally, in securing the ABL the Company incurred debt issue expenses amounting to approximately $2.8 million, primarily comprised of $1.4 million paid to the primary lender and $1.4 million representing professional and other fees. These expenses were capitalized as part of other assets, on the Company’s consolidated balance sheet, and are amortized over the term of the ABL of five years using the straight-line method.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2009
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

9

-

CAPITAL STOCK

Common Shares

The Company’s common shares outstanding as at March 31, 2009 and December 31, 2008 were 58,591,050 and 58,956,348, respectively.

Weighted average number of common shares outstanding for the three months ended March 31, are as follows:

	2009	2008
Basic	58,951,050	58,956,348
Diluted	58,951,050	58,956,348

The Company repurchased common shares for cancellation under the normal course issuer bid, of which the resulting impact was immaterial to its consolidated financial statements, including capital stock, contributed surplus and deficit.

The Company did not declare or pay dividends during the three months ended March 31, 2009 and 2008.

Stock Options

During the three months ended March 31, 2009 no stock options were granted or exercised.

Contributed Surplus

During the three months ended March 31, 2009, the contributed surplus account increased by approximately $0.3 million, representing to the stock-based compensation expense recorded for the period.

10

 -

ACCUMULATED OTHER COMPREHENSIVE INCOME

	Three months ended March 31,
	2009	2008
	$	$
Balance, beginning of period	32,552	67,462
Other comprehensive loss	(6,125)	(3,792)
Balance, end of period	26,427	63,670

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2009
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

10 -   ACCUMULATED OTHER COMPREHENSIVE INCOME (Continued)

The components of accumulated other comprehensive income are as follows as at:

	March 31, 2009	December 31, 2008
	$	$
Accumulated currency translation adjustments	29,823	34,422
Cumulative changes in fair value of interest rate swap agreements (net of future income taxes of nil, $948 in 2008)	(2,452)	(1,613)
Cumulative changes in fair value of forward foreign exchange rate contracts (net of future income taxes of nil, $151 in 2008)	(944)	(257)
	26,427	32,552

11

 -  SEGMENTED DISCLOSURES

The Company‘s organizational and related internal reporting structures consist of three reportable segments including two operating segments and a corporate segment. The two operating segments are the Tapes and Films Division (“T&F”) and the Engineered Coated Products Division (“ECP”).

The accounting policies of the reportable segments, the basis for segmentation and the segments’ measures of profit and losses are the same as those applied and described in Note 2 and 18 to the annual audited consolidated financial statements as at and for the year ended December 31, 2008. All inter-segment transactions are recorded at the exchange amount and are eliminated upon consolidation.

The following tables set forth information by segment for the three months ended March 31:

			2009
	T&F	ECP	Total
	$	$	$
Sales from external customers	115,353	23,715	139,068
Costs of sales	102,619	21,633	124,252
Gross profit	12,734	2,082	14,816

EBITDA before unallocated expenses	6,531	837	7,368

Depreciation and amortization	7,341	1,555	8,896

Unallocated corporate expenses			445
Stock-based compensation expense			258
Financial expenses			4,579
Loss before income taxes			(6,810)

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2009
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

11 - SEGMENTED DISCLOSURES (Continued)

			2008
	T&F	ECP	Total
	$	$	$
Sales from external customers	148,702	35,799	184,501
Costs of sales	124,926	31,398	156,324
Gross profit	23,776	4,401	28,177

EBITDA before unallocated expenses	16,075	2,249	18,324

Depreciation and amortization	7,374	1,473	8,847

Unallocated corporate expenses			370
Stock-based compensation expense			421
Financial expenses (1)			11,367
Loss before income taxes			(2,681)

(1)

Financial expenses for the three months ended March 31, 2008, include a refinancing expense amounting to approximately $6.0 million as described in Note 8.

12

 -  FINANCIAL INSTRUMENTS

Fair value and classification of financial instruments

The classification of financial instruments, excluding derivative financial instruments designated as part of an effective hedging relationship, as well as their carrying amounts and respective fair values are as follows as at:

			March 31, 2009
	Carrying amount			Fair value
	Held for trading	Loans and receivables	Other liabilities
	$	$	$	$
Financial assets
Cash	5,990			5,990
Trade receivables		71,792		71,792
Other receivables (1)		2,090		2,090
Loans to officers and directors		108		108
Total	5,990	73,990		79,980

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2009
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

12  -  FINANCIAL INSTRUMENTS (Continued)

			March 31, 2009
	Carrying amount			Fair value
	Held for trading	Loans and receivables	Other liabilities
	$	$	$	$
Financial liabilities
Accounts payable and accrued liabilities			70,815	70,815
Senior subordinated notes			121,317	65,000
Other long-term debt			114,182	114,182
Total			306,314	249,997

			December 31, 2008
	Carrying amount			Fair value
	Held for trading	Loans and receivables	Other liabilities
	$	$	$	$
Financial assets
Cash	15,390			15,390
Trade receivables		75,467		75,467
Other receivables (1)		2,876		2,876
Loans to officers and directors		108		108
Total	15,390	78,451		93,841

Financial liabilities
Accounts payable and accrued liabilities	78,249	78,249
Senior subordinated notes	121,184	79,376
Other long-term debt	130,241	130,241
Total	329,674	287,866

(1)

Consists primarily of supplier rebates receivable.

The Company’s interest rate swap agreements and forward foreign exchange rate contracts carrying amounts and fair values were liabilities amounting to $2.5 million and $0.9 million ($2.6 million and $0.4 million as at December 31, 2008, respectively).

The methods and assumptions used to determine the estimated fair value of each class of financial instruments are included in Note 21 to the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2008.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2009
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

12 -  FINANCIAL INSTRUMENTS (Continued)

Exchange Risk

During the three months ended March 31, 2009, one of the Company’s US self-sustaining foreign operations (the “Subsidiary”) purchased an aggregate of CAD$12.6 million of inventories. Included in this amount is approximately CAD$10.0 million of inventory purchases previously designated as part of a hedging relationship using forward foreign exchange rate contracts (the “Contracts”). Certain of these Contracts, used to reduce the exposure related to the Subsidiary’s “anticipated” inventory purchases during January and February of 2009, were settled in February and March of the same year. All inventories purchased and subject to the hedging relationship pursuant to these Contracts were sold as at March 31, 2009.

The cumulative change in these settled Contracts’ fair value was recognized in the consolidated earnings under the caption cost of sales in the amount of $0.1 million. In accordance with GAAP, the cumulative change in the Contracts’ fair value was recognized in consolidated earnings under the following basis:

(a)

The Contracts have been settled, and

(b)

The hedging item (the Contracts) is recognized in consolidated earnings at the same period the hedged item (the inventories) is recognized in consolidated earnings.

The Contracts’ terms and conditions and the Company’s foreign exchange risk policy and related management strategies are presented in Note 21 to the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2008.